Via E-mail

Ms. Mindy Hooker

Accountant

US Securities and Exchange Commission

Washington, D.C. 20549

Re:	World Health Energy Holdings, Inc.
Form 8-K filed February 22, 2013–03–14
File No. 0-30256

Dear Ms. Hooker,

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jason Lurie

Jason Lurie
Chief Financial Officer

511 Avenue of The Americas #705

New York, NY 10011